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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


                         AMERICA FIRST ASSOCIATES CORP.


             Delaware                                      11-324688
----------------------------------------        -------------------------------
(State or other jurisdiction of                  (IRS Employer I.D. Number)
incorporation or organization)


160 East 56th Street, 6th Floor
New York, New York                                           10022
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(Address of principal executive offices)                  (Zip Code)


         Issuer's telephone number, including area code: (212) 644-8520


       Securities to be registered pursuant to Section 12(b) of the Act:
                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:
                 Title of Class - Common Stock, Par Value $0.001

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

(a)      Business Development

         America First Associates Corp. (The "Company") provides online financial brokerage services to value conscious retail investors and investment banking services to financial institutions through a variety of communication mediums, including the Internet. We advertise our services under the name of "AFTrader" and we are identified as AF Trader on our website. While nearly all of our trades are made via the Internet, customers may gain assistance and make trades through our registered representatives dialing a toll free telephone number as well as through an interactive touch-tone trading platform.

         We were founded as a Delaware corporation in 1995 as a traditional brokerage firm. When we began our brokerage operations, we relied solely on registered representatives (i.e. stockbrokers) to open client accounts and to take buy and sell orders from clients charging high commissions on low volume. As a result of the technology age, our brokers and our clients have access to real-time electronic information on stocks, market indices, analysts' research and news. As the Internet gained popularity, we decided to focus our efforts to an online trading platform. We installed computers and software in 1998 and began online trading in 1999. The results were reduced commissions and increased trading volume. The average monthly trading volume increased by 300% to over 7,500 trades per month in fiscal 2000 from less than 2,000 trades per month in fiscal 1999. We consistently analyze new communication technologies, including the Internet, to best serve our clients. We offer our clients, regardless of the communication medium, the simplest, most direct form of stock execution and real-time information to enhance their investment objectives. Our per-trade fee offered to our clients is significantly lower than prices offered by our major competitors.

(b)      Business of Issuer

                      General Financial Brokerage Services

         The financial services industry has changed considerably over the last 25 years. Before 1975, all stock exchanges required brokers to charge fixed minimum commissions for trades of listed stock. Under pressure from Congress, the Department of Justice and the SEC, in 1975, these policies were changed, which allowed for negotiated commissions and the unbundling of investment services. The unbundling of brokerage services from other financial services has permitted investors to pick and choose among various financial providers for specific services. All of these developments brought about the advent and proliferation of the discount brokerage firm, which could separate financial advisory services from execution services, and could execute trades at a lower cost than a full-service broker.

         As a result, discount brokerage firms willing to accept stock trades for lower commissions have begun to proliferate. Like full-service brokerage firms, discount brokerage firms are covered by the government sponsored Securities Investor Protection Corporation ("SPIC") that insures accounts up to $100,000 in cash and up to $400,000 in other assets. Unlike full service brokerage firms, however, many discount brokerage firms do not typically provide the full breadth of products and services offered by full-service firms, such as regular access to a broker willing to make recommendations or discuss possible investments, elaborate research reports or access to initial public offerings, as well as buying and selling of fixed income products, options, mutual funds and offering customer's asset management programs, IRA's accounts, checking accounts and debit cards.


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         As a result of increased competition among brokerage firms, deep discount brokerage firms that advertise very low commission rates also entered the market. These firms generally provide very little, if any services and merely effect trades for an extremely low price. However, many of these firms either (1) sell the order received from their clients to another brokerage firm that makes a market in the stock being traded, or (2) charge the client a mark-up or mark-down.

         America First provides a full line of financial brokerage services including stocks, options, bond and fund trades, private placements, IPO's, research, asset management programs and checking accounts to hedge funds, money managers, pension funds, financial institutions and individual investors. The individual investor accounts for the majority of the online trades in stocks and mutual funds while the hedge funds, money managers, pension funds, financial institutions account for all of the investment banking activity. To date the Company's three main sources of revenue are online trading, selling mutual funds and investment banking. Our online trading volume has grown by 300% from less than 2000 trades per month in 1999 to over 7,500 trades per month in 2000. Our mutual fund trades have grown from virtually non-existent in 1999 to approximately 2000 trades for the fiscal year ended 2000.

         America First investment banking efforts are focused on the raising of private equity for both private and public companies (PIPES - Private Investment in Public Entities). Our investors are typically institutions i.e. small cap funds, hedge funds and private investment partners with some participation from high net worth accredited individuals. Deal size can range from as little as $ 1 million to as much as $25 million, with the typical deal being in the $3-$5 million range. The firm has acted as both principal and agent in private and public equity raises.

         Our retail sales division consists of 7 registered representatives of which 3 are registered principals. Our retail customer accounts are carried on a "fully disclosed" basis by our Clearing Firm, pursuant to a clearing agreement. This agreement provides that our clients' securities positions and credit balances carry $100 million for security positions and $100,000 for cash balances that is supplemental to standard SIPC protection. All customer credit balances are subject to immediate withdrawal from the clearing firm, at the discretion of the client.

         We also provide our clients with direct access to our trading desks, which are online directly with the various stock exchanges, and institutional buyers and sellers via various electronic crossing networks. Our brokers are committed to using their trading desks to obtain for our clients the fastest execution of their order at the best possible price at the time the order is given. In addition, as a result of the technology we use, our clients can access real-time electronic news, informational services and research reports.

         Given the trend towards communicating, obtaining information, and effecting transactions through electronic means, we are committed to serving the changing needs of our clients. As a result, we have a team of well-trained registered brokers available to assist our clients by telephone or the Internet. Brokers are available from 8:30am to 5:00pm EST Monday through Friday.


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                        Internet-Based Brokerage Services

         The use of the Internet as a tool for obtaining information, communicating and effecting commerce is also rapidly changing the financial service industry in which we compete. The Internet provides self-directed investors the ability to manage their own finances. Online financial services provides investors with a wealth of information about investing, including stock picks, technical charts and analysis and financial corporate news. As a result, investors are more self-reliant and value conscious, are managing their own money and are increasingly reluctant to pay high fees to full-service retail brokers. This has led to an increase in market share in the online investing sector of the financial service industry. The entry into the market of electronic or online trading has experienced more investors managing their own investments since the Internet "e-brokerages" were introduced in 1994. Currently, there are over 10 million online investors in North America compared to less than 1 million in 1995.

         Through our Internet site, http://www.AFTrader.com, our clients currently have on-line access to their account information and informational services and educational tools. Our clients are self-directed investors, the majority of which use the Internet to manage their personal finances. The products and services we offer reflects our goal of being the best provider of online discount services. Our services enable our clients to review the securities positions in their portfolio, confirm their buying power and margin balances (if applicable), obtain stock quotes, enter orders for execution, and review their recent trading activity. In addition to providing information for their particular account, we also provide our clients, via the Internet, pertinent market information regarding timely analysts' reports, relevant earnings reports sorted by those companies that exceeded earnings expectations and those that fell below expected earnings. We also provide our clients with information about the overnight markets and the futures markets, stocks that are trading before the market opens, and major company news through the Internet. In addition, some of our products include the purchase of common and preferred stock, mutual funds, option trades and treasury, corporate and municipal bonds.

         We intend to use the Internet in various ways to help expand our business. First, we intend to use the Internet to help our existing brokers serve our clients better. The Internet will help our brokers disseminate information to clients simultaneously, thereby allowing our brokers to efficiently serve more clients. Second, we intend to use the Internet to serve a growing number of investors who want to make 100% of their trading and investment decisions on their own. Prior to providing this service, based upon express representations and qualifications of prospective clients, we pre-qualify these prospective clients to help ensure they are capable of making their own trading and investing decisions.

         We have a strong commitment to technology and are continually reviewing the software and technology that enables our brokers and clients to more efficiently use the Internet.

Our Business Strategy

         We believe that we have been successful in creating a high level of service in the financial services industry by using current technology to provide clients fast and reliable executions on their transactions, real-time market information and research. Our strategy is designed to ensure that we capitalize on the growth of the online brokerage industry. We intend to do this by enabling our client the ability to access relevant market information, providing a broad range of financial products as well as establishing AFTrader as a dominant brand in online trading. We believe that opportunities exist in the financial services industry for a company that is able to provide investors with the overall cost-savings created by (1) $9.95 trade executions, (2) access to real-time market information, and (3) the convenience of trading over the Internet. Our basic philosophy is to provide our clients the most cost effective, fast and reliable trade execution along with real-time market information and investment research. We consistently analyze new technologies and communication mediums, including the Internet to enable our clients to make their own investment decisions for their financial future.


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         Our goal is to become a leader in the financial services industry and build market share by capitalizing on the changes occurring in the financial services industry and providing our clients with specialized services for competitive, fully disclosed commission rates. We intend to achieve our goal by:

o Providing value to our clients at the lowest overall cost, including access to our trading desk, which enables them to realize fast and reliable price execution. Direct access to our trading desk enables our clients to realize fast and reliable price execution. We primarily utilize electronic execution systems that enable money managers, professional traders, large institutions and investors the ability to trade efficiently. We pass on the savings realized from the electronic execution systems directly to our clients.

o Providing our clients with value-added services, including access to well-trained brokers and real-time market information. In addition to providing our clients with lower overall costs for effecting trades, we also provide our clients with the products and services provided by full-service firms, including access to experienced brokers and real-time electronic news information and research reports. Most discount and online brokerage firms do not have a staff of well-trained brokers readily available to assist clients if they need investment advice. Our brokers are also available by telephone in the event of electronic systems failures. We believe our team of brokers offers our clients more than just execution services. We provide our clients and brokers with electronic research and electronic news from an ever-growing database of news vendors to enable them to make better informed business decisions. As the Internet expands, research and market news become available 24 hours per day.

o Creating technologically innovative solutions to satisfy client needs, including efficient trading directly over the Internet. In order to ensure that we remain competitive, we actively review additional and new technologies and products available to service the rapidly evolving financial services industry. We continually upgrade our system and train our customer service representatives to provide timely and reliable services to our customers, thereby providing them with the most advanced technology and service available. We believe that a demand exists for a brokerage firm that can provide experienced traditional retail brokers with the technology to directly execute their own clients' orders. We also believe that significant demand exists from experienced brokers who want more market information to better serve clients. We have found that even though clients have access to more information via the Internet, the majority of clients still desire the assistance of an experienced broker to help guide their investment decisions.

o Use the Internet and other advertising outlets to efficiently market and distribute our services to build brand awareness and increase our customer base. We intend to establish AFTrader as a major brand in online discount trading. In order to achieve this goal we need to retain and attract online brokerage customers by promoting our services through many different media outlets, such as the Internet and various print ads.

o Expanding our access to international customers. We intend to increase our customer base and increase our brand awareness by expanding our access to international customers.


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Strategic relationships. We currently utilize the services of U.S. Clearing
Corp. (the "Clearing Firm") for all custody and clearing issues associated with brokerage transactions. We realize the following benefits from our relationship with the Clearing Firm:

     o quality safekeeping and protection on entire net equity (cash and securities) on all accounts;

     o    ability to participate in a large database of no-load mutual funds;
          and

     o professional and prompt handling of institutional and managed accounts.

Sales and Marketing

          As evidence that a demand exists for our services, to date we have experienced significant growth in obtaining new customer accounts since the commencement of our conversion to electronic trading, all without a formal marketing program. However, following the completion of our private placements, in which we raised total proceeds of $1,900,000, we have commenced marketing efforts to increase our presence and name brand recognition to attract new clients. Most of our marketing efforts are being effected on-line and are being directed at Internet users . We intend to expand our market share through, among other things, advertising on our own and other Web sites and a public relations program. From time to time, we may choose to increase spending on advertising to target specific groups of investors or to decrease advertising expenditures in response to market conditions.

          Initially, we intend to focus our marketing efforts towards online advertising through popular Websites such as, YahooFinance.com, Marketguide.com and Hoovers.com. Currently we have seen our customer base grow from less than 1,000 accounts in 1998 to over 10,000 in 2001 directly in part of an increased advertising budget, word of mouth and brand recognition as a deep discount brokerage firm.

Competition

         The market for discount brokerage services, and particularly electronic brokerage services, is new, rapidly evolving and intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. We encounter direct competition from numerous other brokerage firms, many of which provide electronic brokerage services which we currently do not provide. These competitors include discount brokerage firms like Charles Schwab & Co., Inc., Ameritrade and E*Trade Group, Inc. We also encounter competition from established full-commission brokerage firms as well as financial institutions, mutual fund sponsors and other organizations, some of which provide electronic brokerage services.

         We believe that the principal competitive factors affecting the market for our brokerage services are speed and accuracy of order execution, price and reliability of trading systems, quality of client service, amount and timeliness of information provided, ease of use, and innovation. Based on management's experience and the number of accounts opened to date, we believe that we presently compete effectively with respect to each of these factors.

         A number of our competitors have significantly greater financial, technical, marketing and other resources. Some of our competitors also offer a wider range of services and financial products and have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or changing opportunities, technologies, and client requirements, and may be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. We expect that new competitors or alliances among competitors will emerge and may acquire significant market share.

         There can be no assurance that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.


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Government Regulation

Broker-Dealer Regulation

         The securities industry is subject to extensive regulation under federal and state law. The SEC is the federal agency responsible for administering the federal securities laws. In general, broker-dealers are required to register with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). We are a broker-dealer registered with the SEC. Under the Exchange Act, every registered broker-dealer that does business with the public is required to be a member of and is subject to the rules of the NASD. The NASD has established Conduct Rules for all securities transactions among broker-dealers and private investors, trading rules for the over-the-counter markets, and operational rules for its member firms. The NASD conducts examinations of member firms, investigates possible violations of the federal securities laws and its own rules, and conducts disciplinary proceedings involving member firms and associated individuals. The NASD administers qualification testing for all securities principals and registered representatives for its own account and on behalf of the state securities authorities.

         We are also subject to regulation under state law. We are currently registered as a broker-dealer in 50 states including the District of Columbia. An amendment to the federal securities laws prohibits the states from imposing substantive requirements on broker-dealers which exceed those imposed under federal law. The recent amendment, however, does not preclude the states from imposing registration requirements on broker-dealers that operate within their jurisdiction or from sanctioning these broker-dealers for engaging in misconduct.

Net Capital Requirements; Liquidity

         As a registered broker-dealer and member of the NASD, we are subject to the Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered brokers-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments (called "haircuts"), which reflect the possibility of a decline in the market value of an asset prior to disposition.

         Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require the firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a shareholder, employee or affiliate, if the payment would reduce the firm's net capital below a certain level.

         The Net Capital Rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to shareholders, employees or affiliates ("capital withdrawal") if the capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the Net Capital Rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under certain subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.


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         A change in the Net Capital Rule, the imposition of new rules or any unusually large charge against net capital could limit those of our operations that require the intensive use of capital, such as the financing of client account balances, and also could restrict our ability to pay dividends, repay debt and repurchase shares of our outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could harm our business.

         We are a member of SIPC which provides, in the event of the liquidation of a broker-dealer, protection for clients' accounts up to $500,000, subject to a limitation of $100,000 for claims for cash balances. Our clients are carried on the books and records of the Clearing Firm. The Clearing Firm has obtained $100 million of insurance for security positions and $100,000 for cash balances for the benefit of our clients' accounts that is supplemental to SIPC protection.

Additional Regulation

         Due to the increasing popularity and use of the Internet and other online services, various regulatory authorities are considering laws and/or regulations with respect to the Internet or other online services covering issues such as user privacy, pricing, content copyrights, and quality of services. In addition, the growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Moreover, the recent increase in the number of complaints by online traders could lead to more stringent regulations of online trading firms and their practices by the SEC, NASD and other regulatory agencies. Furthermore, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes and personal privacy is uncertain and may take years to resolve. Finally, as our services are available over the Internet in multiple states and foreign countries, and as we have numerous clients residing in these states and foreign countries, these jurisdictions may claim that our Company is required to qualify to do business as a foreign corporation in each such state and foreign country. While our Company is currently registered as a broker-dealer in all 50 states including the District of Columbia, we are qualified to do business as a foreign corporation in only a few states; failure by our Company to qualify as a broker-dealer in other jurisdictions or as an out-of-state or "foreign" corporation in a jurisdiction where it is required to do so could subject our Company to taxes and penalties for the failure to qualify. Our business could be harmed by any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the applications of existing laws and regulations to the Internet and other online services.

Employees

         We currently have 11 full-time employees, of which 7 are registered representatives and 2 of which are in management. No employee is covered by a collective bargaining agreement or is represented by a labor union. We consider our employee relations to be excellent. We also have entered into independent contractor arrangements with other individuals on an as-needed basis to assist with programming and developing proprietary technologies.


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(c)      Reports to Security Holders

         We will file the required reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934. These reports include the Company's annual report on Form 10-KSB, quarterly financial reports on Form 10-SB, and current reports on Form 8-K. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 5th Street, N.W. Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains and Internet site which contains reports, proxies and information statements, and other information regarding us that are filed electronically with the SEC at its site (http://www.sec.gov). Our Internet address is http://www.aftrader.com:

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS

         The following discussion of the financial condition and results of financial condition and the results of operation of the Company should be read in conjunction with the Consolidated Financial Statements and the related Notes and other financial information included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under Risk Factors and elsewhere in this Prospectus.

Overview

         America First Associates (The "Company") was established in February 1995 and has conducted its operations as a fully disclosed brokerage firm registered with the Securities and Exchange Commission, the National Association of Securities Dealers and 50 state securities divisions including the District of Columbia. The Company is a provider of cost-effective, full-service online financial service targeting the rapid growth momentum of individual investors who utilize the Internet for their personal investment objectives. The Company provides customers the ability to buy and sell securities, security options, mutual funds, bonds and other investment financial instruments as well as providing clients to 24 hour account access and real-time electronic information on stocks, market indices, analysts' research and news. The Company plans to continue to provide quality service to our current customers while increasing brand awareness and customer loyalty. Management's strategy is to expand the Company's business and operations by strategically using the Internet and other advertising outlets to efficiently market and distribute our services to potential customers and build brand awareness on a national level to increase our customer base.

Results of Operations

Seven Month Period Ended July 31, 2001 compared to Seven Month Period Ended July 31, 2000

Total revenue for the first seven months ending July 31, 2001 were $560,906, a decrease of 58%, as compared to revenues of $1,317,704 for the first seven months ending July 31, 2000. The decrease in total revenue is attributed to the significant decrease in syndicate revenue. Revenues from syndicate income (i.e. private placements, pipes, syndicate participation of IPO's, investment banking activity) decreased by 100%, from $410,725 for the first seven months ending July 31, 2000. Revenues from commissions decreased by $249,708, or 44%, from $571,996 for the first seven months ending July 31, 2000 to $322,288 for the first seven months ending July 31, 2001 due primarily to the decrease in overall trading activity by online traders, which was a result of the down turn in the market during the first seven months of 2001. Revenues from principal transactions decreased by $150,790, or 55%, from $275,417 for the seven months ending July 31, 2000 to $124,627 for the first seven months ending July 31, 2001. Interest and other income increased from $59,566 for the seven months ending July 31, 2000 to $113,991 for the first seven months ending July 31, 2001 due to increases in customer margin and asset balances as well as higher interest paid on U.S.Obligations purchased by the firm. Going forward we expect an increase in revenues due to a rapidly growing customer base and an increase in trading volume and investment banking activity with demand for syndicate.


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         Total expenses decreased by $481,931, or 50%, from $962,819 for the seven months ending July 31, 2000 to $480,888 for the seven months ending
July 31, 2001. As a result of the decrease in syndicate income (directly related to commissions paid on private placements, IPO's as well as other investment banking activity), employee compensation and benefits decreased by $307,242, or 64%, from $480,244 for the first seven months ending July 31, 2000 to $173,002 for the first seven months ending July 31, 2001. However, as we continue to grow we will need additional employees to service our growing customer base, therefore we anticipate a proportionate increase in employee compensation and benefit expenses. Clearing charges represent payments to our clearing firm who facilitate our clients' transactions. As a result of the decrease in the volume of business conducted by our online clients, such expenses decreased by $65,429, or 25%, from $258,336 for the seven months ending July 31, 2000 to $192,907 for the first seven months ending July 31, 2001.

         As a result of not having any private placements and other investment banking activity in the first seven months ending July 31, 2001, no legal or professional expenses were incurred. Therefore consulting and professional fees decreased from $31,121 for the first seven months ending July 31, 2000 to $1,875 for the first seven months ending July 31, 2001.

         Communications and data processing expense decreased by $1,389, or 11%, from $12,381 for the first seven months ending July 31, 2000 to $10,992 for the first seven months ending July 31, 2001 as a result of The Company renegotiating its contracts with providers. During the first quarter 2000, we completed the installation of additional telephone lines, that were needed to increase our phone capabilities to service customers. Currently we believe that the amount of lines installed is sufficient for the near future, however as we continue to grow we anticipate the number of lines needed to increase proportionately.

         Business development costs consist of advertising costs which have mostly been for online and print advertising to obtain new clients. These expenses decreased by $20,226, or 83%, from $24,276 for the first seven months ending July 31, 2000 to $4,050 for the first seven months ending July 31, 2001 as the Company decreased its planned advertising and promotional efforts, which was due to the adverse stock market conditions.

         Occupancy costs decreased by $10,124, or 26%, from $38,824 for the first seven months ending July 31, 2000 to $28,700 for the first seven months ending July 31, 2001, due to the three year lease The Company negotiated for new office space at a lowered monthly rate.

         Regulatory and Registration fees decreased by $11,487, or 39%, from $29,387 for the first seven months ending July 31, 2000 to $ 17,900 for the first seven months ending July 31, 2001. We anticipate an increase in regulatory and registration fees due to the expected need of hiring additional series 7 registered representatives to service our increased customer base.


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         Depreciation and Amortization costs for the first seven months ending
July 31, 2000 and 2001 were $4000 and $3,558. The need for additional computers is dependent on the firm's growth. Therefore, as we continue to expand and purchase additional hardware The Company anticipates that these costs will increase.

         Travel and Entertainment decreased by $8,958, or 39%, from $22,511 for the first seven months ending July 31, 2000 to $13,553 for the first seven months ending July 31, 2001. Other expenses which includes office supplies and expenses decreased by $27,388, or 44%, from $61,739 for the first seven months ending July 31, 2000 to $34,351 for the first seven months ending July 31, 2001.

         As a result of the foregoing, our net income decreased from $347,882 for the first seven months ending July 31, 2000 to $80,009 for the first seven months ending July 31, 2001.

Results of Operations

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

         Total revenues for fiscal year ended December 31, 2000 ("fiscal 2000") were $1,460,488, an increase of 146% compared to $592,801 in fiscal year ended December 31, 1999 ("fiscal 1999"). The increase in revenue was the result of the implementation of a new, low cost per trade, line of product services offered via the Internet and an increase in syndicate participation, which resulted in an increase in overall business activity. The average monthly trading volume increased to over 7,500 trades per month in fiscal 2000 from less than 2,000 trades per month in fiscal 1999. The average commission charge in 2000 was $9.95 compared to the average commission charge in 1999 of $14.95.

         Commissions were $844,284 in fiscal 2000, an increase of 164% compared to $319,882 for fiscal 1999. Due to the competitive nature of our industry the Company currently charges $9.95 per trade. The Company's strategy utilizes the Internet to service clients at a lower cost per transaction, thereby allowing us to charge customers $9.95 per trade and be profitable. Therefore, the increase in commission revenues was primarily attributable to an increase in the number of transactions processed as average trades per month increased to over 7,500 in fiscal 2000 from less than 2,000 trades per month in fiscal 1999. As use of the Internet continues to grow and technology improves, management's plan is to position the Company to take advantage of the opportunity to be able to provide online financial services to a growing market. Our focus will be to cost effectively increase our client base through Internet marketing, which will increase our transaction volume. As a result of a rapid increase in customer applications, the Company expects transaction volume and commission revenues to increase substantially.

         Syndicate income increased 91% to $335,100 in fiscal 2000, from $175,650 in fiscal 1999. In fiscal year 2000 three private placements generated over $300,000 in syndicate income. It is expected that the Company will participate in and generate more syndicate deals, which will further increase future syndicate revenue. Principal transactions, which include securities brokerage transactions were $72,298 in Fiscal 2000, an increase of 241% compared to $21,226 for Fiscal 1999. Interest and other income revenue increased to $208,806 in fiscal 2000 from $76,043 in fiscal 1999. This 174% increase was primarily due to the Company investing excess funds in U.S.Obligatons.

         The Company's total expenses increased to $1,407,378 in fiscal 2000 from $1,090,968 in fiscal 1999. This 29% increase is attributed to the increase in employee compensation and clearing charges, which is a result of the expanding business. Employee compensation and benefits expense increased to $594,686 in fiscal 2000 from $342,669 in fiscal 1999. The Company expects that employee compensation will increase as the need to hire addition employees becomes necessary to accommodate the growth in online trading volume. Clearing charges increased to $438,194 in fiscal 2000 from $153,851 in fiscal 1999. It is expected that clearing charges will increase as online trading activity increases.

         Consulting and professional fees increased to 63,901 in fiscal 2000 from $39,334 in fiscal 1999. These fees encompass legal and accounting fees associated with all aspects of maintaining a brokerage firm as well as technology consulting services to assist us in operational effectiveness.

         Communication and data processing expense was $26,495 in fiscal 2000, compared to $36,814 in fiscal 1999. The 28% decrease between fiscal 1999 and fiscal 2000 in communication and data processing is primarily a result of our customers increasingly using the Internet as their predominate communication channel.

         Business development, which includes advertising decreased 75% to $68,967 in fiscal 2000, from $272,136 in fiscal 1999. The high level of advertising expenditures in 1999 was related to our efforts to build awareness of the Company. However, due to the fluctuating and unpredictable market, the Company decreased its advertising budget, limiting it to advertising on a per account basis. In order to remain competitive and to increase the number of customer accounts, we need to actively promote our firm in order to build brand awareness. Therefore, for future growth and expansion, the Company expects a significant increase in advertising expense. Our business development costs for Fiscal 2001 will be associated with promoting our website and financial services to continue to expand our customer base through significant advertising efforts.

         Occupancy cost relate to our leasing of office space in New York City. Occupancy expense for Fiscal 2000 was $59,324 and $90,074 for Fiscal 1999. This 34% decrease is the result of relocating our offices in April 2000 to less expensive office space. The Company currently leases 2,000 square feet at $4,200 per month under a three-year lease expiring March 31, 2003. Management believes the office will provide ample amount of space for our current needs.

         Regulatory and registration fees are costs associated with a Broker/Dealer to be registered with the NASD and in all appropriate states. In Fiscal 2000 regulatory and registration fees amounted to $29,952, compared to $41,026 for Fiscal 1999. As our customer base continues to grow, we will need to hire additional series 7 registered representatives to service them, therefore as we continue to grow we expect a moderate increase in registration fees.

         Depreciation and amortization primarily consists of depreciation of property and equipment. Depreciation and amortization costs decreased to $7,900 in fiscal 2000 from $8,291 for fiscal 1999. As we continue to expand we anticipate the purchase of additional property and equipment, which will result in a slight increase in depreciation and amortization expense.

         Travel and entertainment expenses decreased to $33,358 in fiscal 2000 from $33,724 in fiscal 1999. Other expenses, which includes office supplies and expenses increased 16% in fiscal 2000 to $84,601 from $73,049 in fiscal 1999.

Liquidity and Capital Resources

         Since inception, the Company has financed its operation primarily through the sole shareholder of the firm. In April 1999, the Company sold 1,899,600 shares of common stock in a private placement offering. The common stock was issued at $1 per share. The private placement offering generated total proceeds of $1,900,000. Management believes that the cash proceeds from this offering, together with the existing cash balances will be sufficient to meet its anticipated working capital and capital expenditure requirements for the next eighteen months. However, the Company may need to raise additional funds in order to support expansion, develop new or enhanced services, respond to competitive pressures or respond to unanticipated requirements. There can be no assurance, however, that additional capital will be available to us on reasonable terms, if at all.

         Cash provided by operating activities during fiscal 2000 were $14,974 as compared to cash used by operating activities during fiscal 1999 of $1,883,325. The Company had a net income of $53,110, a decrease in receivables from clearing organization of $1,629,807, an increase in securities owned of $1,772,409, an increase in securities sold, not yet purchased of $3,837 and an increase in accounts payable and accrued expenses of $108,458.

         Cash used in investing activities decreased 100% in fiscal 2000. Uses of cash in fiscal 1999 were related to purchases of equipment, software and advertising.

         Cash provided by financing activities were $1,900,000 for fiscal 1999. Cash provided by financing activities consisted of the proceeds from the private placement of our common stock.

         The Company is subject to the net capital rules of the SEC. At December 31, 2000, the Company had regulatory net capital of $1,586,751, which exceeded the minimum requirements by $1,486,751.

         Management anticipates that the Company's total expenditures will be approximately $750,000 during the next twelve months. Based upon our current plans and assumptions relating to our business plan, we anticipate 50% of this expense to go toward marketing our financial services, which will increase the number of users capable of accessing our system. Other expenditures will include but will not be limited to, employee compensation, including benefits and insurance; occupancy and equipment rental; communications and data processing; and expansion of our network and infrastructure.

ITEM 3.  DESCRIPTION OF PROPERTY

         Our principal executive offices are located in a 2,000 square foot facility on the 6th floor at 160 E. 55th Street, New York, NY 10022. This facility is occupied on a lease basis, and the current annual rent is $50,400. We believe our existing facility is a suitable and adequate facility for our current business purposes. We also have the ability to open additional offices if needed to expand our operations.

ITEM 4.  SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

(1) The following table sets forth certain information at July 31, 2001, with respect to the beneficial ownership of the common stock of the Company by
     (a) each person known by us to be the owner of 5% or more of our outstanding common stock; (b) by each officer and director; and (c) by all officers and directors as a group. The named beneficial owner has full voting and investing power with respect to the common stock listed.

     Title of Class Amount         Name                   Shares of       Percent
                                                          Common          of Class
                                                          Stock Owned(2)  (2)

     Common Stock Par Value $.001  Joseph Ricupero         7,118,400      79%

                                   All officers and        7,118,400      79%
                                   directors as a group
                                   (2 persons)

     With Warrants Exercised
                                   Joseph Ricupero         7,118,400      60.7%
                                   Fairchild Formations      999,800       8.5%
                                   Executive Fund            750,000       6.4%
                                   Windermere Asset Mgmt     750,000       6.4%
                                   --------------------------------------------
                                    Total                  9,618,200      82.0%

(2) Mr. Ricupero is the only officer/director currently owning common stock of the Company. Mr. Ricupero has advised the Company that he will contribute 3,000,000 of this common stock to the Company to be held as treasury shares upon the effectiveness of this Registration Statement. The above table reflects such contributions.

(3) Mr. Ricupero's business address is c/o the Company, 160 E. 56th Street, 6th Floor, New York, NY 10022.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

         The following table sets forth the names, ages and positions held with respect to each Director and Executive Officer:

         Name                       Age         Position with the Company
         ----                       ---         -------------------------

         Joseph Ricupero            42          Chief Executive Officer,
                                                Secretary and Director

         Joseph A. Genzardi         41          President

Joseph Ricupero - Chief Executive Officer, Secretary, Director and Financial Operations Officer

         Mr. Ricupero is the founder of America First Associates Corp. and is its Chief Executive Officer, Secretary and a Director. Until March 1999, Mr. Ricupero was also the President of America First Associates Corp. Mr. Ricupero has over 16 years of investment banking, brokerage, and trading experience. He has held positions with some of the securities industry leading firms, including Shearson Lehman. Mr. Ricupero has had hands on experience in numerous facets of the securities industry. As an investment banker, Mr. Ricupero was actively involved in analyzing, structuring, and placing a number of corporate finance deals including IPO's, private placements, and mergers and acquisitions mainly in the technology and information services field.

         Mr. Ricupero serves in a compliance supervisory capacity to ensure and enforce all regulatory agency rules as well as overseeing all trading activity at America First Associates Corp. Mr. Ricupero is educated on all the current regulations regarding trading procedure integration of the SEC order handling rules.

         Mr. Ricupero graduated from the State University of New York at Buffalo with a Bachelor of Science Degree in Finance and a Masters Degree in Business Administration in Accounting and Finance. He also holds General Principal and Financial Operations Principal licenses with the NASD.

Joseph A. Genzardi - President

         Mr. Genzardi has been the President of America First Associates Corp. since March 1999. In 1997, Mr. Genzardi joined America First as VP of investment banking operations including institutional and retail sales. Mr. Genzardi has over ten years experience in the securities industries as an individual and an institutional registered representative. From 1995 to 1997 Mr. Genzardi was Director of the Private Client Group and institutional sales at Brookehill Equities, Inc., a NASD member firm. While at Brookehill he managed accounts for both European and domestic institutions as well as high net worth investors. He also analyzed, structured, and raised capital for both private and public offerings, primarily in the technology and pharmaceutical fields.

         Between 1989 and 1995 he held positions of Managing Director of Landenburg, Thalmann & Co. Inc., a 110 year old investment bank, and Senior Vice President of Investments at Shearson Lehman Brothers.

         Mr. Genzardi began his career as a Senior Engineer for Abbott Transistor Labs, a California based military electronics company. Mr. Genzardi graduated from The University of Rhode Island with a Bachelor of Science Degree in Mechanical Engineering and is also a registered General Principal with the NASD.

         Directors hold their offices until the next annual meeting of our shareholders and until their successors have been duly elected and qualified or their earlier resignation, removal from office or death. There are currently no committees of the Board of Directors.

         Officers serve at the pleasure of the Board of Directors and until the first meeting of the Board of Directors following the next annual meeting of our shareholders and until their successors have been chosen and qualified.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Compensation

         The chief executive officer received annual compensation of $100,000 during the fiscal year ended December 31, 2000. The Company leases a car for the chief executive officer and pays health insurance. Commissions are paid on investment banking activities. No other compensation is given to executive officers.

Employment Agreements

         We do not have any employment agreements with any of our employees.

         In April 1999, we adopted the Company's 1999 Stock Option Plan ("The Plan"). The Board believes that the Plan is desirable to attract and retain executives and other key employees of outstanding ability. Under the Plan, options to purchase an aggregate of not more than 5,000,000 shares of Common Stock may be granted from time to time to our key employees, officers, directors, advisors and independent consultants. No options have been granted to any party, and no options have been exercised.

         The Board of Directors is charged with administration of the Plan. The Board is generally empowered to interpret the Plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent of the optionee, determine the employees to whom options are to be granted, and determine the number of shares subject to each option and the exercise price thereof. The per share exercise price for incentive stock options ("ISOs") will not be less than 100% fair market value of a share of the Common Stock on the date the option is granted (110% of fair market value on the date of grant of an ISO if the optionee owns more than 10% of our Common Stock.

         Options will be exercisable for a term determined by the Board which will not be less than one year. Options may be exercised only while the original grantee has a relationship with us or a subsidiary of ours which confers eligibility to be granted options or up to ninety (90) days after termination at the sole discretion of the Board. In the event of certain basic changes to the Company, including a change in control of the Company (as defined in the Plan) in the discretion of the Board, each option may become fully and immediately exercisable. ISOs are not transferable other than by will or the laws of descent and distribution. Only the holder, his or her guardian or legal representative, may exercise options during the holders' lifetime.

         Options granted pursuant to the Plan may be designated as ISOs, and are intended to have the tax benefits provided under Section 421 and 422A of the Internal Revenue Code of 1986. Accordingly, the benefits provides that the aggregate fair market value (determined at the time an ISO is granted) of the Common Stock subject to ISOs exercisable for the first time by an employee during any calendar year (under all of our plans) may not exceed $100,000. The Board may modify, suspend or terminate the Plan; provided, however, that certain material modifications affecting the Plan must be approved by the shareholders, and any change in the Plan that may adversely affect an optionee's rights under an option previously granted under the Plan requires the consent of the optionee.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Initially when the Company was formed in 1995 there were 1,000 shares outstanding which Mr. Ricupero was the sole shareholder and 20,000 shares authorized. In March 1999 sixteen thousand shares were issued to Mr. Ricupero of which 136 were returned. In April 1999 two private placements of 3,000 shares and 166 shares were sold to thirty-nine accredited investors. A six hundred for one stock split left 12,018,000 shares outstanding of which 1,899,600 are the new shareholders.

         Mr. Ricupero has agreed with the Company to deliver 3,000,000 shares of his common stock to the Company's treasury without compensation upon the effectiveness of this Registration Statement. This reduces the amount of shares outstanding to 9,018,000.

ITEM 8.  DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.001 per share, 9,018,000 of which are outstanding and 3,000,000 held in treasury stock, as adjusted.

         Each holder of common stock on the applicable record date is entitled to receive the dividends declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities.

         Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to this stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued, fully paid and nonassessable

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is no public trading market for the Company's common stock and it is not listed on any exchange. The Company plans to apply for listing on the OTC Bulletin Board and anticipates trading by fiscal year ending 2001.

         As of June 21, 2001, there were 9,018,000 shares of common stock and 3,000,000 shares of treasury stock, as adjusted, par value of $0.001 per share outstanding. Additionally, the Company had 300,000 Class A warrants, 99,600 Class B warrants, and 2,300,400 Class C warrants, which allow the holders to acquire shares of common stock from us at a price of $1.00 per share, $2.50 per share, and $5.00 per share for a period of three years commencing on September 10, 1999. Exercise price and the number of shares of common stock or other securities issuable on exercise of the warrants are subject to adjustment in certain circumstances, including the event of a stock dividend, recapitalization, reorganization, merger or consolidation. Additionally, in April 1999, we adopted the Company's 1999 Stock Option Plan as described in Part I, Item 6, of this Registration Statement.

         We believe all of the outstanding shares of common stock aggregating 9,018,000 shares of common stock will be eligible for sale pursuant to Rule 144 under the Securities Act of 1933, subject to restrictions of offers and sales of such securities by "insiders" as that term is defined under the Securities Act of 1934 and anticipates trading by fiscal year ending 2001. The shares underlying the warrants and the 1999 Stock Option Plan will be "restricted securities" as defined in Rule 144 and will not become eligible for public sale subject to the restrictions of Rule 144, commencing one year from the date of issuance, and subject to any restrictive provisions regarding the holder thereof.

         The shares of common stock outstanding in the Company are held of record by thirty-nine shareholders excluding the officer/director. Also, the same thirty-nine are warrant holders for the right to acquire common stock of the Company.

         The Company does not anticipate the payment of cash dividends in the foreseeable future. Payment of cash dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirement and the provisions of Delaware law. There are no restrictions other than set forth herein that are applicable to the ability of the Company to pay dividends on its common stock.

ITEM 2.  LEGAL PROCEEDINGS

         We or any of our property was not a party, nor do we anticipate it to be a party to any legal proceedings as of July 31, 2001.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no changes in or any disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Between February, 1999, and April 1999, we offered and sold an aggregate of 1,899,600 shares of our common stock and 2,700,000 warrants in two private placements. In one of our private placements, we offered and sold 3,000 units at a price of $600.00 per unit, aggregating $1,800,000.00. Each unit consisted of one share of stock and one warrant exercisable at a price of $5.00. In the other private placement, we offered and sold two units at a price of $50,000.00 per unit, aggregating $100,000.00. Each of those units consisted of 49,800 shares of common stock and a total of 450,000 warrants, of which 150,000 were Class A warrants, 49,800 were Class B warrants, and 250,200 were Class C warrants.

         Each of the 300,000 Class A warrants, 99,600 Class B warrants, and 2,300,400 Class C warrants allow the holders to acquire shares of common stock from us at a price of $1.00 per share, $2.50 per share and $5.00 per share, respectively, for a period of three years commencing on September 10, 1999. The exercise price and number of shares of common stock or other securities issuable on exercise of the warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation.

         These two private placements were, solely, offered by us without any underwriter or the payment of any commissions or finder's fees. All proceeds were allocated to the capital account of the Company and subject to the net capital rules applicable to brokers/dealers under the Securities Act of 1934. We offered and sold these securities and relied upon an exemption provided under
Section 4(2) of the Securities Act of 1933 as amended as not being a public offering. The Company believes that each purchaser was an accredited person otherwise knowledgeable in securities transactions, and all certificates evidencing the securities prohibited transfer subject to federal and state securities laws.

         We understand that in the event these securities are exercised and payment is made for the warrants, we will be obligated, pursuant to the provisions of Section 13(a) and section 15(d) of the Exchange Act, to provide subsequent periodic reports as required for the disclosure of the application of any proceeds received upon the exercise of these securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted under the Delaware Corporation Law, the Company's Certificate of Incorporation and By-Laws provide for indemnification of a director or officer under certain circumstances with reasonable expenses, including attorneys fees, actually and necessarily incurred in connection with the defense of an action brought against him by reason of his being a director or officer. In addition, the Company's charter documents provide for the elimination of directors' liability to the Company or its stockholders for monetary damages, except in certain instances of bad faith, intentional misconduct, a knowing violation of law or illegal personal gain.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, pursuant to any charter, provision, by-law, contract, arrangement, statute or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the securities being registered pursuant to this Registration Statement, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act will be covered by the final adjudication by such court of such issue.

                                    PART F/S

         The financial statements and information is set forth immediately following the signature page. See the Index to Financial Statement on page F-1.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         Exhibit Number
         --------------

         (2)      Certificate of Incorporation of the Company
                  And documents thereto

         (2)(b)   By-Laws of the Company

         (3)      Specimen Common Stock Certificate

         (6)      Clearing Agreement

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed by the undersigned, thereunto duly authorized.


                                  AMERICA FIRST ASSOCIATES CORP.


Date:     July 31, 2001           By:  /s/ Joseph Ricupero
          ----------------             -----------------------------------------
                                       Joseph Ricupero, Chief Executive Officer,
                                       Financial Operations Officer

                         America First Associates Corp.

                              Financial Statements

                     Years ended December 31, 2000 and 1999
                                       And
             For the First Seven Months ended July 31, 2001 and 2000


                          Index to Financial Statements


Report of Independent Auditors..................................   F-2
Statement of Financial Condition................................   F-3
Statement of Operation..........................................   F-4
Statement of Changes in Stockholders' Equity....................   F-5
Statement of Cash Flow..........................................   F-6
Notes to Financial Statements...................................   F-7

[Letterhead for Lerner & Sipkin, CPAs, LLP]



                          INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
America First Associates Corp.
160 East 56th  Street
New York, NY 10022

Gentlemen:

We have audited the accompanying statement of financial condition of America First Associates Corp. as of December 31, 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We concluded our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatetnent. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Associates Corp. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of me basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in me audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as whole.

                                               Lerner & Sipkin, CPAs, LLP
                                               Certified Public Accountants (NY)
New York, NY
February 23, 2001

Report of Independent Auditors
To the Shareholders of America First Associates Corp.

We have audited the accompanying statement of financial condition of America First Associates Corp. (the "Company") as of December 31, 1999 and the related statements of operations, changes in shareholder' s equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Associates Corp. as of December 31, 1999 and the results of its operations for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         Kaufman & Gallucci, LLP
                                                         New York, New York
                                                         January 27, 2000

                         America First Associates Corp.

                        Statement of Financial Condition

                 For Year Ended December 31, 2000 and 1999, and
                     for seven months ending July 31, 2001

                                                                  July 31, 2001     December 31, 2000   December 31, 1999
                                                                    Unaudited            Audited             Audited
                                                                -----------------   -----------------   -----------------
Assets
Cash and cash equivalents ..................................    $          10,980   $           9,426   $            --
Securities owned ...........................................            1,765,626           1,896,378           1,654,759
Office furniture and equipment, net of accumulated
   depreciation of $21,098; $17,541; $11,442 in 2001, 2000
   and 1999, respectively ..................................                6,475              10,032              16,131
Organizational costs, net of accumulated amortization
   $18,556, in 1999 ........................................                 --                  --                 1,801
Prepaid expenses ...........................................                 --                15,175              16,502
Other assets ...............................................               31,175              31,174              14,918
                                                                -----------------   -----------------   -----------------
Total Assets ...............................................    $       1,814,256   $       1,962,185   $       1,704,111
                                                                =================   =================   =================


Liabilities and shareholder's equity
Liabilities:
   Accounts payable and accrued expenses ...................                 --     $         125,084   $          16,599
   Due to clearing broker ..................................                 --                99,017                --
   Payable to shareholders' ................................                 --                  --                  --
   Cash overdraft ..........................................                 --                  --                 5,548
   Securities sold, not yet purchased ......................                 --                 3,837                 800
   Income tax payable ......................................                 --                  --                  --
   Long term liabilities ...................................                 --                  --                  --
                                                                -----------------   -----------------   -----------------
Total Liabilities ..........................................    $            --     $         227,938   $          22,947


Commitments
Shareholders' equity:
   Common stock, $.001 par value, 20,000,000
    shares authorized, 12,018,000 shares issued
    and outstanding as of December 31, 2000 and 1999
    Common stock, $.001 par value 20,000,000 shares
     authorized 9,018,000
     Issued and outstanding as of July 31, 2001 ............                9,018              12,018              12,018
Treasury Stock .............................................                3,000                --                  --
Additional paid-in capital .................................            2,118,230           2,118,230           2,118,230
Retained earnings ..........................................             (315,992)           (396,001)           (449,111)
                                                                -----------------   -----------------   -----------------
Total shareholders' equity .................................            1,814,256           1,734,247           1,681,137
                                                                -----------------   -----------------   -----------------
Total liabilities and shareholders' equity .................    $       1,814,256   $       1,962,185   $       1,704,111
                                                                =================   =================   =================

                         America First Associates Corp.

                             Statement of Operations

                 For the Years Ended December 31, 2000 and 1999
                                       and
                For the Seven Months Ended July 31, 2001 and 2000


                                                               Year ended December 31                    Seven Months Ended
                                                               2000               1999            July 31, 2001       July 31, 2000
                                                         ---------------     ---------------     ---------------     ---------------
Revenues:                                                    Audited             Audited            Unaudited           Unaudited
   Commissions, net of clearing costs for 1999 ......    $       844,284     $       319,882     $       322,288     $       571,996
   Syndicate income .................................            335,100             175,650                --               410,725
   Principal transactions ...........................             72,298              21,226             124,627             275,417
   Interest and other income ........................            208,806              76,043             113,991              59,566
                                                         ---------------     ---------------     ---------------     ---------------
Total Revenues ......................................          1,460,488             592,801             560,906           1,317,704
                                                         ---------------     ---------------     ---------------     ---------------

Expenses:
   Employee compensation and benefits ...............            594,686             342,669             173,002             480,244
   Clearing charges .................................            438,194             153,851             192,907             258,336
   Consulting and professional fees .................             63,901              39,334               1,875              31,121
   Communications and data processing ...............             26,495              36,814              10,992              12,381
   Business development .............................             68,967             272,136               4,050              24,276
   Occupancy costs ..................................             59,324              90,074              28,700              38,824
   Regulatory and registration fees .................             29,952              41,026              17,900              29,387
   Depreciation and amortization ....................              7,900               8,291               3,558               4,000
   Travel and entertainment .........................             33,358              33,724              13,553              22,511
   Other expenses ...................................             84,601              73,049              34,351              61,739
                                                         ---------------     ---------------     ---------------     ---------------
Total expenses ......................................          1,407,378           1,090,968             480,888             962,819
                                                         ---------------     ---------------     ---------------     ---------------

Income (loss) before income taxes ...................             53,110            (498,167)             80,018             354,885
Provision for income taxes ..........................               --                  --                     9               7,003
                                                         ---------------     ---------------     ---------------     ---------------
Net income (loss) ...................................    $        53,110     $      (498,167)    $        80,009     $       347,882
                                                         ===============     ===============     ===============     ===============

                         America First Associates Corp.

                  Statement of Changes in Shareholders' Equity

                   For Years Ended December 31, 2000 and 1999
                                       and
                    For the Seven Months Ended July 31, 2001

                                                             Common             Paid-in             Retained          Shareholder's
                                                             Stock              Capital             Earnings             Equity
                                                        ---------------     ---------------     ---------------     ---------------
December 31, 1999
Balance, January 1, 1999                                $            10     $       230,238     $        49,056     $       279,304
   Issuance of common stock                                      12,008           1,887,992                               1,900,000
   Net income (loss)                                                                                   (498,167)           (498,167)
                                                        ---------------     ---------------     ---------------     ---------------
Balance, December 31, 1999                              $        12,018     $     2,118,230     $      (449,111)    $     1,681,137
                                                        ===============     ===============     ===============     ===============


December 31, 2000
Balance, January 1, 2000                                $        12,018     $     2,118,230     $      (449,111)    $     1,681,137
   Net income (loss)                                               --                  --                53,110              53,110
                                                        ---------------     ---------------     ---------------     ---------------
Balance, December 31, 2000                              $        12,018     $     2,118,230     $      (396,001)    $     1,734,247
                                                        ===============     ===============     ===============     ===============


July 31, 2001, Unaudited
Balance, December 31, 2000                              $         9,018     $     2,118,230     $      (396,001)    $     1,734,247
Treasury Stock                                                    3,000                --                  --                  --
   Net income (loss)                                                                                     80,009              80,009
                                                        ---------------     ---------------     ---------------     ---------------
Balance, July 31, 2001                                  $        12,018     $     2,118,230     $      (315,992)    $     1,814,256
                                                        ---------------     ---------------     ---------------     ---------------

                         America First Associates Corp.

                             Statement of Cash Flows

                 For the Seven Month Period Ended July 31, 2001
                   and Years Ended December 31, 2001 and 1999


                                                                                 2001                2000                1999
                                                                            ---------------     ---------------     ---------------
                                                                               Unaudited            Audited             Audited
Cash Flows from Operating Activities
Net income (loss)                                                           $        80,009     $        53,110     $      (498,167)
Adjustments to reconcile net income (loss) to net cash
   used in operating activities:
   Depreciation and amortization                                                      3,558               7,900               8,291
   Changes in assets and liabilities:
(Increase) Decrease in operating assets:
      Due to/from from clearing organization                                      1,813,702           1,629,807          (1,281,444)
      Deposit with clearing organization                                               --                  --                   537
      Securities owned                                                           (1,765,626)         (1,772,409)           (109,967)
      Prepaid expenses                                                               15,175               1,327              (5,665)
      Other assets                                                                  (31,175)            (16,256)               --
Increase (decrease) in operating liabilities:
      Payable to shareholder                                                           --                  --                  --
      Securities sold, not yet purchased                                               --                 3,837              (1,246)
      Income taxes payable                                                             --                  (800)                800
      Accounts payable and accrued expenses                                        (104,663)            108,458               3,536
                                                                            ---------------     ---------------     ---------------
Net cash (used in) provided by operating activities                                  10,980              14,974          (1,883,325)
                                                                            ---------------     ---------------     ---------------


Cash Flows from Investing Activities
     Purchasing of equipment                                                           --                  --               (12,612)

Cash Flows from Financing Activities
     Proceeds from issuance of common stock                                            --                  --             1,900,000
                                                                            ---------------     ---------------     ---------------

Net increase (decrease) in cash                                                      10,980              14,974               4,063

Cash (overdraft) at January 1, 2000 and 1999                                           --                (5,548)             (9,611)
                                                                            ---------------     ---------------     ---------------
Cash and cash equivalents at July 31, 2001 and years ended December
31, 2000 and 1999                                                           $        10,980     $         9,426     $        (5,548)
                                                                            ===============     ===============     ===============

Supplemental cash flow disclosure:
     Income tax payments                                                    $          --       $         2,315     $           488
                                                                            ===============     ===============     ===============

     Interest payments                                                      $          --       $           599     $          --
                                                                            ===============     ===============     ===============

                         America First Associates Corp.

                          Notes to Financial Statements

                     Years ended December 31, 2000 and 1999

1.       Organization and Nature of Business

         America First Associates Corp. ("The Company") was incorporated in the State of Delaware on February 23, 1995, and received authorization to engage in the general business of a broker or dealer in securities and began operations during November, 1995. The Company also provides on-line brokerage services for its customers. The Company is a member of the National Association of Securities Dealers and is registered with the Securities and Exchange Commission.

         The "Company" operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2.       Significant Accounting Policies

Revenue Recognition:

         Securities transactions and related commission revenues, including syndicate income and expenses are recorded on a settlement date basis, generally the third business day following the transaction date, except for options which are on a one day settlement basis and the company's proprietary transactions which are on a trade date basis. Revenues and expenses would not be materially different if reported on a trade date basis.

Cash and Cash Equivalents:

         For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents.

Securities Owned and Sold, Not Yet Purchased:

         Securities owned and money market funds are stated at quoted market values with the resulting unrealized gains reflected in the statement of operations.

         Securities sold and not yet purchased represent an obligation of the Company to deliver specific equity securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company. Securities owned and sold, but not yet purchased, at market value, consist of the following at the end of fiscal years 2000 and 1999 and for the seven months ended July 31, 2001.

                                                                  Sold, but not
                                                      Owned       yet Purchased
                                            ---------------     ---------------
         Fiscal 2000
         Common stock                       $       646,347     $         3,837
         U.S. Obligations                         1,250,031                 -0-
                                            ---------------     ---------------
                                            $     1,896,378     $         3,837
                                            ===============     ===============


         Fiscal 1999
         Common stock                       $       123,969
         U.S. Obligations                         1,530,790
                                            ---------------
                                            $     1,654,759

         For  Seven  Months
         July 31, 2001
         Common stock                       $       605,731
         U.S. Obligations                         1,159,895
                                            ---------------
                                            $     1,765,626


Property and Equipment:

         Office furniture and equipment are carried at cost and is depreciated over a useful life of five years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the terms of the lease.


                                                 2000                1999
                                            ---------------     ---------------
         Office Equipment                   $        27,573     $        27,573
         Accumulated Depreciation           $       (17,541)    $       (11,442)


         Organizational Expense             $        20,356     $        20,356
         Accumulated Amortization           $       (20,356)    $       (18,556)


 Use of Estimates:

         The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

3.       Financial Instruments with Off-Balance Sheet Credit Risk:

         As a securities broker, The Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

         The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

         A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligation.

         The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4.       Income Taxes:

         The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

         Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50% that they will not be realized. At December 31, 2000 and December 31, 1999 the Company had a net operating loss carry forward of approximately $447,000 and $500,000 respectively, which will expire in 2014. These losses may be used to offset future taxable income.

         At December 31, 2000 and December 31, 1999 the Company had recorded a deferred tax asset of $147,000 and $161,000 respectively, resulting from net operating loss carry forwards. A valuation allowance of $147,000 and $161,000 has been recorded for the fiscal years ending 2000 and 1999, respectively has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109. The following reconciles the income tax provision (benefit) at the U.S. statuary rate to that in the financial statements:

The following reconciles the income tax provision (benefit) at the U.S. statuary rate to that in the financial statements:

                                                                      2000                1999
                                                                ---------------     ---------------
Taxes computed at the statuary rate                             $        18,057     $      (169,377)
State taxes                                                              10,293             (96,395)
Net operating losses                                                    (35,204)            259,909
Other                                                                     6,854               5,863
                                                                ---------------     ---------------
Income tax provision                                            $             0     $             0
                                                                ---------------     ---------------


The income tax provision consisted of the following:

                                                                     2000                1999
                                                                ---------------     ---------------
Current:
   Federal                                                      $             0     $             0
   State                                                                      0                   0
                                                                ---------------     ---------------
Income tax provision                                            $             0     $             0
                                                                ---------------     ---------------


5.       Commitments and Contingencies

         The Company leases office space pursuant to an operating lease expiring March 31, 2003. The future minimum rental commitment through termination is:

                         Year                Amount
                         ----                ------
                         2001                $50,100
                         2002                $51,300
                         2003                $12,900



6.       Net Capital Requirement

         The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2000 and 1999, the Company had net capital of $1,586,751 and $1,613,190, which was $1,486,751 and $1,513,190, respectively, in excess of its required net capital of $100,000. The Company's net capital ratio was 7.88% and 1.42% at December 31, 2000 and 1999, respectively.

         Since all customer transactions are cleared through another broker-dealer on a fully disclosed basis, the Company is not required to maintain a separated bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.

7.       Earning Per Share

                                                                             Seven Months
                                                                                Ended
                                                                             July 31, 2001           2000                 1999
                                                                            ---------------     ---------------     ---------------
Net Earnings available to
 common shareholders                                                        $        80,009     $        53,110     $      (498,167)

Weighted Ave. shares outstanding                                                 12,018,000          12,018,000          11,543,100

Basic Earnings Per Share                                                    $        0.0067     $        0.0044     $       (0.0432)


EARNINGS PER SHARE:

         The company sold warrants in April 1999, which enabled the holders of the warrants to purchase 2,700,000 shares of stock at prices from $1 to $5 per share. Currently, there is no market price for the shares of stock on hand, therefore, the calculation for diluted earnings per share did not include the conversion of the warrants into stock as it would be antidilutive. In addition, the Chief Executive Officer contributed 3,000,000 shares into treasury stock in July 2001. This contribution was not reflected in calculating the earnings per share for the seven-month period of 2001.